                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             -------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                            (Amendment No.          )*
                                          ---------


                           GenesisIntermedia.com Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                    37184T106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

   Manfred Unger, 32 Quai Jean-Charles Rey, MC98000, Monaco, 011 377 97986303
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 14, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.


                                    Page 1 of 6
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CUSIP NO.____________           SCHEDULE 13D                         PAGE 2 OF 6


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO
     OF ABOVE PERSONS

     Manfred Unger
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  /X/
                                                                     (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     PF
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     AUSTRIA
-------------------------------------------------------------------------------
                              (7) SOLE VOTING POWER
     NUMBER OF                    6,200
     SHARES                  --------------------------------------------------
     BENEFICIALLY             (8) SHARED VOTING POWER
     OWNED BY                     None
     EACH                    --------------------------------------------------
     REPORTING                (9) SOLE DISPOSITIVE POWER
     PERSON                       6,200
     WITH                    --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  None
                             --------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,200
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .1%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------

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CUSIP NO.____________           SCHEDULE 13D                         PAGE 3 OF 6


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO
     OF ABOVE PERSONS

     Denmore Investments Limited
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  /X/
                                                                     (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     WC
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     British Virgin Islands
-------------------------------------------------------------------------------
                              (7) SOLE VOTING POWER
     NUMBER OF                    304,772
     SHARES                  --------------------------------------------------
     BENEFICIALLY             (8) SHARED VOTING POWER
     OWNED BY                     None
     EACH                    --------------------------------------------------
     REPORTING                (9) SOLE DISPOSITIVE POWER
     PERSON                       304,772
     WITH                    --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  None
                             --------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     304,772
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.7%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     CO
-------------------------------------------------------------------------------

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Item 1.  SECURITY AND ISSUER

         This Statements relates to the common stock, par value $____ per share (the "Common Stock") and the Series A Convertible Preferred Stock (the "Preferred Stock") of GenesisIntermedia.com (the "Issuer"). The principal executive offices of the Issuer are located at 13063 Ventura Blvd., Studio City, California, 91604. Each share of Preferred Stock is convertible at any time into one share of Common Stock.

Item 2.  IDENTITY AND BACKGROUND.

         This statement is filed by Denmore Investments Limited ("Denmore") and Manfred Unger ("Unger"), its sole director, officer, and shareholder, (collectively, the "Reporting Persons"). The Reporting Persons acknowledge that they are acting as a group. The address of Denmore is CITCO Building, P.O. Box 662, Road Town, Tortola, British Virgin Islands and the address of Unger is 32 Quai Jean-Charles Rey, MC98000, Monaco. The principal occupation or business of the Reporting Personss are investments. During the last five years, neither Denmore nor Unger has been (i) convicted in a criminal proceeding (excluding traffic tickets and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Denmore is organized under the laws of the British Virgin Islands. Unger is a resident of Monaco and a citizen of Austria.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

         The shares of Common Stock and the Preferred Stock were acquired with existing cash.

Item 4.  PURPOSE OF TRANSACTION.

         Neither of the Reporting Persons has any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure;
(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12
(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above; provided, however, that depending upon various facts and circumstances, including but not limited to changes in the Issuer's stockholder composition, other developments regarding the Issuer, market conditions, other investment opportunities, general economic conditions, changes in the rules and regulations to which the Issuer currently is subject and the financial requirements of the Issuer's business operations, the Reporting Persons may increase or decrease their holdings of Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Denmore beneficially owns 304,772 (5.7%) shares of the Issuer and Unger beneficially owns 310,972 shares (5.9%) of the Issuer.

         (b) Unger has sole power to vote and dispose of the 6,200 shares of Common Stock held directly by him and shares voting and dispositive power with Denmore with respect to the 304,772 shares of Common Stock held by Denmore.

         (c) Neither the Denmore nor Unger effected any transactions involving the Issuer's Common Stock or Preferred Stock during the 60 days preceding the date of the event requiring the filing of this statement or during the period between such date and the date this filing is made, other than the purchase of 8,200 shares of Common stock by Denmore on August 4, 1999, and 2,500 and 3,700 shares of Common Stock acquired by Unger on August 30, 1999, and September 2, 1999, respectively.

         (d) No person other than Denmore or Unger with respect to the shares of Common Stock and Preferred Stock of which they hold record ownership has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings, or relationships (legal or otherwise) among or between Unger and/or Denmore and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

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Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 30, 1999                           /s/ Manfred Unger
------------------                           -----------------------------------
     Date                                    Signature

                                             Manfred Unger
                                             -----------------------------------
                                             Name/Title


September 30, 1999
------------------                           DENMORE INVESTMENTS LIMITED
     Date

                                             By: /s/ Manfred Unger
                                                --------------------------------
                                                Signature

                                             Manfred Unger, Director
                                             -----------------------------------
                                             Name/Title



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